SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2012
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF COMPANHIA SIDERÚRGICA NACIONAL HELD ON AUGUST 29, 2012  DRAWN UP IN SUMMARY FORMAT.

Publicly-held Company

Company Registry (NIRE) No.:35300396090

1.         Date:               August 29, 2012

2.         Time:              2:30 p.m.

3.         Venue:           Held by conference call, pursuant to article 15, paragraph 2 of the Company’s Bylaws.

4.         Attendance:   Benjamin Steinbruch, Jacks Rabinovich, Antonio Francisco dos Santos, Fernando Perrone, Yoshiaki Nakano, Gilberto Sayão da Silva and Rubens dos Santos – Board members, and Cláudia Maria Sarti – General Secretary to the Board of Directors.

5.         Matters Discussed: 5.1 – Issuance of Debentures.The Board of Directors approved, by majority vote, the Issuance and Restricted Offering (as per the definitions below), which will have the following characteristics and conditions:(i) Issuance Number: 6th (sixth) issuance of simple, non-convertible, unsecured debentures in two (2) series, of the Company (“Issuance” and “Debentures”, respectively); (ii) Total Issuance Amount. The Total Issuance Amount will be one billion, five hundred sixty-five million reais (R$1,565,000,000.00) on the Issuance Date (as defined below); (iii) Number of Series. The Issuance will be held in two (2) series; (iv) Number of Debentures. A total of one hundred fifty-six thousand, five hundred (156,500) Debentures will be issued, of which one hundred six thousand, five hundred (106,500) will be Debentures of the 1st (first) series (“Debentures of the 1st Series”) and fifty thousand (50,000) Debentures will be of the 2nd (second) series (“Debentures of the 2nd Series”); (v) Unit Nominal Value and Restatement of the Unit Nominal Value. The Debentures will have a Unit Nominal Value of ten thousand reais (R$10,000.00) on the Issuance date (as defined below) (“Unit Nominal Value”). The Unit Nominal Value will not be inflation-adjusted or restated based on any index; (vi) Destination of Funds. The net proceeds from the Issuance and the Restricted Offering (as defined below), carried out to meet the Company’s usual business needs, will be used (a) to fully pay the promissory notes of the Company’s 1st (first) issuance; and (b) the usual management in extending the Company's debt profile; (vii) Form. The Debentures will be registered and book-entry, without the issuance of any instruments or certificates; (viii) Convertibility. The Debentures will not be convertible into the Company’s shares; (ix) Type. The Debentures will be unsecured, pursuant to article 58 of Law 6,404 of December 15, 1976, as amended (“Brazilian Corporate Law”); (x) Placement. The Debentures will be offered through public distribution with restricted placement efforts, in accordance with CVM Instruction 476 of January 16, 2009, as amended (“CVM Instruction 476”), with firm placement guarantee for the entire Issuance volume, provided by BB – Banco de Investimento S.A. (“Lead Manager”) and by Banco Itaú BBA S.A. (together with the Lead Manager, “Underwriters”), under the terms to be established in the Debenture placement agreement, and targeted at qualified investors, as defined by article 109 of CVM Instruction 409 of August 18, 2004, as amended, and article 4 of CVM Instruction 476 (“Restricted Offering”); (xi) Registration for Distribution and Trading. The Debentures will be registered, for distribution with the SDT (Securities Distribution Module), and for trading on the secondary market, with the SND (National Debentures Module), both administered and operated by CETIP S.A.  Mercados Organizados (“CETIP”), subject to the prohibition on trading for ninety (90) days, envisaged in article 13 of CVM Instruction 476, with the financial settlement and electronic custody done through CETIP; (xii) Issuance Date. For all legal purposes, the issuance date of the Debentures will be September 6, 2012 (“Issuance Date”); (xiii) Maturity Date. The Debentures of the 1st Series will mature on March 30, 2015 and the Debentures of the 2nd Series will mature on September 6, 2015; (xiv) Remuneration. The Debentures of the 1st Series will be entitled to interest corresponding to one hundred five point eight zero percent (105.80%) of the accumulated variation of the average daily rates of the interbank deposit rate (DI) over extra group (“DI Rate”) expressed as an annual percentage, computed on the basis of two hundred fifty-two (252) working days, calculated and disclosed by the CETIP in the daily bulletin available on its website (www.cetip.com.br) (“Interest on Debentures of 1st Series”). The Interest on Debentures of  the 1st Series will be calculated exponentially and cumulatively, pro rata temporis per past working days, on the Unit Nominal Value of the Debentures of the 1st Series, from the Issuance Date or the immediately preceding payment date, whichever is later, inclusive, until the date of its actual payment.The Interest on Debentures of the 1st Series will be paid in six (6) half-yearly installments, according to the following table:

Payment Date	Installment
September 30, 2012	1st installment
March 30, 2013	2nd installment
September 30, 2013	3rd installment
March 30, 2014	4th installment
September 30, 2014	5th installment
March 30, 2015	6th installment

The Debentures of the 2nd Series will be entitled to interest corresponding to one hundred six percent (106.00%) of the accumulated variation of the DI Rate, expressed as an annual percentage, computed on the basis of two hundred fifty-two (252) working days, calculated and disclosed by the CETIP in the daily bulletin available on its website (www.cetip.com.br) (“Interest on Debentures of 2ndSeries”). The Interest on Debentures of the 2nd Series will be calculated exponentially and cumulatively, pro rata temporis per past working days, on the Unit Nominal Value of the Debentures of the 2nd Series, from the Issuance Date or the immediately preceding payment date, whichever is later, inclusive, until the date of its actual payment.The Interest on Debentures of the 2nd Series will be paid in six (6) half-yearly installments, according to the following table:

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Payment Date	Installment
March 6, 2013	1st installment
September 6, 2013	2nd installment
March 6, 2014	3rd installment
September 6, 2014	4th installment
March 6, 2015	5th installment
September 6, 2015	6th installment

(xv) Amortization of Principal. The Unit Nominal Value of the Debentures of the 1st Series will be amortized in two (2) installments, according to the following table:

Amortization Date	% of Unit Nominal Value
March 30, 2014	50.00%
March 30, 2015	50.00%

The Unit Nominal Value of the Debentures of the 2nd Series will be amortized in two (2) installments, according to the following table:

Amortization Date	% of Unit Nominal Value
September 6, 2014	50.00%
September 6, 2015	50.00%

(xvi) Guarantees. The Debentures will not have any guarantees; (xvii) Early Maturity. Early maturity of the Debentures may be declared and the Company will be required to make immediate payment of the Unit Nominal Value plus corresponding interest, calculated on a pro rata temporis basis, from the Issuance Date or the immediately preceding interest payment date, whichever is later, inclusive, until the date of its actual payment, plus other charges, in the hypotheses for early maturity, pursuant to the terms and conditions set forth in the Deed of Debentures; (xviii) Optional Acquisition. The Company may, at any time, acquire the outstanding Debentures, subject to the restrictions on trading and time periods envisaged in CVM Instruction 476 and article 55, paragraph 3, item I of the Brazilian Corporate Law; (xix) Optional Early Redemption. The Company reserves the right, anytime starting from the thirteenth (13th) month from the Issuance Date, at its sole discretion, to carry out, partially or fully, the early redemption of the Debentures (“Optional Early Redemption”) according to the procedures set forth in the Brazilian Corporate Law and the terms established in the Deed of Debentures. The Optional Early Redemption will be carried out through payment (a) of the Unit Nominal Value or the balance Unit Nominal Value of the Debentures that are the object of the Optional Early Redemption, plus corresponding interest, calculated on a pro rata temporisbasis from the Issuance Date or the immediately preceding interest payment date, whichever is later, inclusive, until the date of the actual Optional Early Redemption; (b) of any charges due; and (c) of the premium on the sum of the amounts mentioned in sub-items "a" and "b" above, as detailed below: (1) zero point five zero percent (0.50%), if the Optional Early Redemption is carried out between the thirteenth (13th) and twenty-fourth (24th) months from the Issuance Date; and (b) zero point three zero percent (0.30%) if the Optional Early Redemption is carried out between the twenty-fifth (25th) and thirty-sixth (36th) months from the Issuance Date. If the Debentures are registered in the CETIP, the Optional Early Redemption will be carried out in accordance with CETIP’s procedures; (xx) Default Charges. The late charges on Debentures will be defined in the Deed of Debentures; (xxi) Additional Obligations of the Company. The Company will fully comply with article 17 of CVM Instruction 476, as applicable, as well as the obligations set forth in the Deed of Debentures; (xxii) Registration of the Issuance with the Brazilian Securities and Exchange Commission (CVM). The Issuance is automatically exempt from registration of the distribution with the CVM, pursuant to article 6 of CVM Instruction 476; and (xxiii) Term Extension.The terms related to the payment of any obligation related to the Debentures will be considered as extended until the first subsequent working day if the maturity date is a national, municipal (in the city where the Company is headquartered) or bank holiday, with no additions to the amounts payable, except when payments must be made through CETIP, in which case, the term will only be extended when the payment date is a Saturday, a Sunday or a national holiday. 5.1.1 – Authorization to the Board of Executive Officers. The members of the Board of Executive Officers are hereby authorized to take any and all measures necessary to implement this resolution and may, pursuant to the Company’s bylaws, (i) define and approve the content of the documents related to the Issuance, subject to the conditions in item 5.1 above; (ii) take any and all measures necessary to sign the Deed of Debentures and any other documents necessary for the Issuance; (iii) take any and all measures necessary to hire the Underwriters, the agent bank, the legal advisors, the trustee, the depositary institution and other institutions that may be necessary to carry out the Issuance, establishing their respective fees; and (iv) publish and register the corporate documents with the competent authorities and take the necessary measures at CETIP or any other bodies or agencies.

I hereby confirm that the resolutions transcribed here are faithful in content to the minutes filed at the Company’s headquarters.

COMPANHIA SIDERÚRGICA NACIONAL

Claudia Maria Sarti

General Secretary to the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 12, 2012

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.